UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

JAPAN BANK FOR INTERNATIONAL COOPERATION

(Name of registrant)

Date of end of last fiscal year: March 31, 2016

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Titles of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

NAGAYOSHI MOTOKAWA

Chief Representative in New York

Representative Office in New York

(Regional Headquarters for the Americas)

Japan Bank for International Cooperation

712 Fifth Avenue 26th Floor

New York, NY 10019 U.S.A.

Copies to:

Garth W. Bray

Sullivan & Cromwell LLP

Otemachi First Square

5-1, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

*	The registrant is filing this annual report on a voluntary basis.

This Annual Report on Form 18-K of Japan Bank for International Cooperation (the “registrant”) is intended to be incorporated by reference into Registration Statement No. 333-182490 of the registrant and Japan filed on July 2, 2012.

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

	(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.*

	(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.*

	(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

Not applicable.*

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

	(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to pages 36 to 38 of Exhibit 2 hereto.

	(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Reference is made to pages 36 to 38 of Exhibit 2 hereto.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages 36 to 38 of Exhibit 2 hereto.

4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

Not applicable.*

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable.*

(3) Total amount otherwise outstanding.

Not applicable.*

*	No securities of the registrant are registered under the Securities Exchange Act of 1934, as amended.

	(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.*

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

	(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

None.

	(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

None.

6.	Statement of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to page 2 of Exhibit 2 hereto.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

None.

	(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

This annual report comprises:

	(a)	The cover page and pages numbered 2 to 6 consecutively.

	(b)	The following exhibits:

(1) Description of Japan Bank for International Cooperation dated September 6, 2016.

(2) Audited financial statements of Japan Bank for International Cooperation for the fiscal years ended March 31, 2015 and March 31, 2016 prepared on a basis consistent with accounting principles generally accepted in Japan (“Japanese GAAP”).

(3) Consent of Ernst & Young ShinNihon LLC related to audited financial statements of Japan Bank for International Cooperation for the fiscal years ended March 31, 2015 and March 31, 2016 prepared in accordance with Japanese GAAP.

(4) Excerpt of General Rules of the National Budget, which relates to the registrant for the fiscal year ending March 31, 2017 (in Japanese only).*

*	Filed under cover of Form SE on September 6, 2016.

(5)	Japan Bank for International Cooperation Act (Act No. 39 of 2011), as amended (English translation).

(6)	Certificate of Nagashima Ohno & Tsunematsu.

(7)	Audited financial statements of Japan Bank for International Cooperation as of and for the fiscal years ended March 31, 2015 and 2016 prepared on a basis consistent with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (the “IASB”).**

(8)	Consent of Ernst & Young ShinNihon LLC related to audited financial statements as of and for the fiscal years ended March 31, 2015 and 2016 prepared in accordance with IFRS as adopted by the IASB.**

(9)	Reconciliation of assets, liabilities and equity of Japan Bank for International Cooperation as of March 31, 2015 and 2016, and reconciliation of net profit of Japan Bank for International Cooperation for the fiscal years ended March 31, 2015 and 2016, between Japanese GAAP and IFRS as adopted by the IASB, and non-GAAP financial information calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles.**

This Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

**	The registrant has adopted Japanese GAAP for reporting purposes. Audited financial statements of Japan Bank for International Cooperation for the fiscal year ended March 31, 2015 and 2016 prepared on a basis consistent with IFRS as adopted by the IASB are being disclosed for reference purposes in order to improve comparability with other issuers outside of Japan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Tokyo, Japan on the 6th day of September, 2016.

JAPAN BANK FOR INTERNATIONAL COOPERATION

By:	/s/ Tsuyoshi Nishitani
Tsuyoshi Nishitani
Director General
Treasury Department
Corporate Group

EXHIBIT INDEX

Exhibit Number	Description
1.	Description of Japan Bank for International Cooperation dated September 6, 2016.

2.	Audited financial statements of Japan Bank for International Cooperation for the fiscal years ended March 31, 2015 and March 31, 2016 prepared on a basis consistent with accounting principles generally accepted in Japan (“Japanese GAAP”).

3.	Consent of Ernst & Young ShinNihon LLC related to audited financial statements of Japan Bank for International Cooperation for the fiscal years ended March 31, 2015 and March 31, 2016 prepared in accordance with Japanese GAAP.

4.	Excerpt of General Rules of the National Budget, which relates to the registrant for the fiscal year ending March 31, 2017 (in Japanese only).*

5.	Japan Bank for International Cooperation Act (Act No. 39 of 2011), as amended (English translation).

6.	Certificate of Nagashima Ohno & Tsunematsu.

7.	Audited financial statements of Japan Bank for International Cooperation as of and for the fiscal years ended March 31, 2015 and 2016 prepared on a basis consistent with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (the “IASB”).**

8.	Consent of Ernst & Young ShinNihon LLC related to audited financial statements as of and for the fiscal years ended March 31, 2015 and 2016 prepared in accordance with IFRS as adopted by the IASB.**

9.	Reconciliation of assets, liabilities and equity of Japan Bank for International Cooperation as of March 31, 2015 and 2016, and reconciliation of net profit of Japan Bank for International Cooperation for the fiscal years ended March 31, 2015 and 2016, between Japanese GAAP and IFRS as adopted by the IASB and, non-GAAP financial information calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles.**

*	Filed under cover of Form SE on September 6, 2016.
**	The registrant has adopted Japanese GAAP for reporting purposes. Audited financial statements of Japan Bank for International Cooperation for the fiscal years ended March 31, 2015 and 2016 prepared on a basis consistent with IFRS as adopted by the IASB are being disclosed for reference purposes in order to improve comparability with other issuers outside of Japan.